Exhibit 21.1

List of Subsidiaries

of Nxu, Inc.

The following sets forth the only subsidiary of the registrant and its jurisdiction of organization as of June 21, 2023. This subsidiary is directly and wholly owned by the registrant.

Name of Subsidiary	Jurisdiction of Organization
Nxu Technologies,LLC	Delaware